Bill Chyfetz Vice-President & General Counsel Direct: 416-401-7724 Email: bill.chyfetz@bficanada.com

June 4, 2010

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Pamela Long

Re:	IESI-BFC Ltd.
Registration Statement on Form F-4
Registration Statement No. 333-164402

Dear Ms. Long:

In accordance with Rule 461 of Regulation C under the Securities Act of 1933, as amended, IESI-BFC Ltd. (the “Company”) hereby requests acceleration of effectiveness of the above-captioned Registration Statement on Form F-4 to 10:00 a.m. (Eastern Standard Time) on June 7, 2010, or as soon thereafter as practicable.

In connection with the foregoing request for acceleration of effectiveness, the Company hereby acknowledges the following:

•                  Should the U.S. Securities and Exchange Commission (the “Commission”) or the Staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

135 Queens Plate Drive, Suite 300 • Toronto, Ontario • M9W 6V1 • Phone 416-741-5221 • Fax 416-741-4565
2301 Eagle Parkway, Suite 200 • Fort Worth, Texas • 76177 • Phone 817-632-4000 • Fax 817-632-4540

Please contact Joris M. Hogan, Torys LLP at (212) 880-6050 with any questions you may have concerning this report.  In addition, please notify Mr. Hogan when this request for acceleration has been granted.

By:	IESI-BFC LTD.

/s/ William Chyfetz
	Name:	William Chyfetz
	Title:	Vice President, General Counsel and Secretary

135 Queens Plate Drive, Suite 300 • Toronto, Ontario • M9W 6V1 • Phone 416-741-5221 • Fax 416-741-4565
2301 Eagle Parkway, Suite 200 • Fort Worth, Texas • 76177 • Phone 817-632-4000 • Fax 817-632-4540